NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO SECURE AN INTEREST IN
TWO TROPHY AUSTRALIAN OFFICE ASSETS

NEW YORK, June 22, 2011 – Brookfield Office Properties Inc. (NYSE, TSX: BPO) today announced its intention to secure an indirect interest in two A-grade Australian office towers:  Southern Cross West in Melbourne and BankWest Tower in Perth.

The acquisitions, at a total price of AUD$250 million (USD$263 million) will be made by Brookfield Office Properties’ 73%-owned vehicle, Brookfield Prime Property Fund (ASX:  BPA) and will be funded through a combination of available liquidity, bank debt and an acquisition bridge facility. The acquisition of BankWest is subject to Foreign Investment Review Board (FIRB) approval.

Southern Cross West, Melbourne

Southern Cross West, a 20-story, 495,000-square-foot (46,000 m2) office tower in Melbourne’s central business district, forms part of the landmark Southern Cross development. The property was completed in 2009 and comprises 20 floors of office accommodation, which are 100% leased to Australia Post through 2019, and ground-floor retail.

The building is located at the eastern end of the Melbourne CBD, bordering Bourke and Little Collins Streets. Public transport facilities include tram and bus services; Parliament Railway Station is situated 100 metres to the west.

Brookfield Office Properties indirectly holds the remaining 50% interest in the Southern Cross West property, also through Brookfield Prime Property Fund.

Brookfield Office Properties’ Melbourne portfolio is 99.7% leased and comprises four properties encompassing over 2.5 million square feet.

BankWest Tower, Perth

BankWest Tower, a 52-storey, 423,000-square-foot (39,000 m2) renowned commercial office tower in Perth’s central business district, includes the four-level Palace Hotel, a heritage listed ground floor banking chamber and associated offices on the upper levels.

The building, which is 87% leased with BankWest as the anchor tenant, is prominently located on the corner of St Georges Terrace and William Street in the core of the Perth CBD and has expansive city views from the upper floors.

BPO’s affiliate, Brookfield Asset Management, holds the remaining 50% interest in BankWest Tower.

Brookfield Office Properties’ Perth portfolio is 100% leased and comprises two properties (City Square and 235 St Georges Terrace) encompassing 1.4 million square feet.

“The acquisition of Southern Cross West and BankWest Tower is in keeping with our strategy of long-term ownership and operation of high-quality assets in dynamic and resilient markets,” said Brian Kingston, president and chief executive officer of Brookfield Office Properties’ Australian Commercial Operations. “We are pleased to increase Brookfield’s ownership interest in these two properties, further enhancing our well-established Melbourne and Perth portfolios on attractive investment terms.”

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling more than 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

For further Information, Brookfield Office Properties:

Contact: Kerrie Muskens
Head of Marketing and Communications
+61 2 9322 2753
+61 (0) 410 535 250
kerrie.muskens@au.brookfield.com

Contact: Melissa Coley
Vice President, Investor Relations and Communications
+212 417 7488 (USA)
melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.